Exhibit 99.1

Scailex Corporation Ltd. (the “Company”)

16 Shenkar Street (Entrance B.), Herzliya Pituach, P.O.B. 12423, 46733 Israel
Telephone: + 972.9.961.0900 • Fax: + 972.9.961.0912

July 1, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the
Corporation's Normal Course of Business
(Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970)

Further to the Company’s Immediate Reports dated May 29, 2008 (reference number 2008-01-152316), regarding the approval of the General Meeting of Company Shareholders for the Company’s engagement in a sale agreement dated April 10, 2008 (“Petroleum Agreement”) for the sale of all of its holdings of Petroleum Capital Holdings Ltd. (“PCH”) to Israel Petrochemical Enterprises Ltd. (“IPE”), as specified in the Company’s report of the transaction dated April 17, 2008 (reference number 2008-01-113823) (“Report of the Transaction”), and further to the Company’s Immediate Report dated June 25, 2008 (reference number 2008-01-178188) regarding the fulfillment of all suspending conditions in the Petroleum Agreement, including the consummation of the agreement between IPE and Suny Electronics Ltd. (“Suny”), the Company hereby reports as follows:

On June 30, 2008, the transaction between the Company and IPE pursuant to the Petroleum Agreement was closed, so that, subject to the removal of a lien on IPE shareholdings, and the recording of a lien on PCH’s shareholdings of Oil Refineries Ltd. (“ORL”) in favor of IPE’s bondholders, and the actual rendering of the payment of the consideration, which is expected today, the Company has sold all of its holdings of PCH to IPE, along with additional associated rights as specified in the Report of the Transaction, for the consideration of the inclusive total in cash of some ILS 1,145.3 thousand. The Company assesses, based on unaudited data, that due to the sale, the Company is expected to record a net capital gain in its books from the transaction of approximately ILS 285 million. During the second quarter, due to a decline in the ORL share rate and a change in the USD/ILS exchange rates, the Company is expected to record a decrease in the “other comprehensive income” item under the equity of approximately ILS 145 million. The net impact of these two operations (the sale of PCH on the one hand, and the decline in the ORL share rate until the closing date of the transaction) on the Company’s equity is an increase of approximately ILS 140 million.

The majority of the Company’s assets subsequent to this sale shall be cash and cash equivalents. Upon the closing of this transaction, the Company ceased to be a shareholder of PCH, and accordingly, no longer indirectly holds shares of ORL, which the Company had held through PCH.

Concurrently, on June 30, 2008, the transaction between IPE and Suny (the “Suny Agreement”) was closed, subject to the execution of the operations described above, for the sale of all shares of the Company held by Petrochemical Holdings Ltd. (“Petrochemical Holdings”), a subsidiary of IPE, so that Petrochemical Holdings sold 19,112,255 ordinary shares of ILS 012 n.v. each of the Company to Suny for the consideration of the aggregate total in cash of approximately ILS 735.4 million.

Upon the closing of the Suny transaction, Petrochemical Holdings ceased to be a shareholder of the Company, and Suny became the Company’s controlling shareholder by virtue of its holdings of approximately 63.0% of the Company’s issued share capital. Suny’s controlling shareholder, Mr. Ilan Ben Dov, holds an additional 0.3% of the Company’s issued share capital, and Tao Tsuot Ltd., a company under Mr. Ilan Ben Dov’s control, also holds approximately 24.2% of the Company’s issued share capital.

Subsequent to said change in control, Ms. Irit Ben Ami, Mr. Arie Zief, Mr. Arie Silverberg, and Mr. Modi Peled resigned from the Company’s Board of Directors. Mr. Eran Schwartz is expected to resign from the Company’s Board of Directors on July 1, 2008.

Sincerely, Scailex Corporation Ltd.